VIA EDGAR

June 26, 2015

Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Umpqua Holdings Corporation
Form 10-K for the fiscal year ended December 31, 2014
Filed February 23, 2015
File No. 001-34624

This letter is being filed in response to comments received from the Staff of the Securities and Exchange Commission (the "Staff") by letter dated June 12, 2015, with respect to the Form 10-K for the year ended December 31, 2014 (the “2014 10-K”), which was filed February 23, 2015 by Umpqua Holdings Corporation (“we”, “us” or the “Company”). The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated in bold print for convenience.

Umpqua Holdings Corporation

Form 10-K for the Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for Loan and Lease Losses, page 39

Allowance for Loan and Lease Losses and Reserve for Unfunded Commitments, page 47

1. Please revise your MD&A in future filings to more comprehensively explain the reasons for changes in the amount of your provision for loan losses recorded during the period and the amount of the allowance for loan losses at period end when compared to observed changes in the credit quality of your loan portfolio. Please be as specific and detailed as needed to provide an investor with a clear understanding of changes in risk in the loan portfolio and how these changes, as well as any other key drivers such as purchase accounting, impact each component of the allowance for loan losses established at period end.

We note, for example, your disclosure on page 39 that you principally attribute the change in the provision for loan and lease losses to originations of new loans and leases. However, it is not clear how the variability in this metric impacted the resulting amount of allowance or provision recorded. Similarly, we note in the allocation for loan and lease losses composition table on page 48 that the percent of commercial loans to total loans decreased from 27.7% in 2013 to 19.2% in 2014 but the amount of allowance allocated to this category increased from $27 million to $41 million at December 31, 2013 and 2014, respectively, and represented approximately 36% of the allowance as of December 31, 2014. Please consider the interpretive guidance in SEC Financial Release No. 72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

RESPONSE: The Company notes that in our 10-K on page 39 we disclose that the increase in the provision for loan and lease losses is attributable mostly to the originations of new loans and leases by Sterling and FinPac lending teams. In future filings we plan to add the following new disclosure, as applicable:

For the second quarter of 2015, the provision for loan and lease losses increased primarily due to the higher level of loan and lease originations, which were $X billion, as compared to $Y billion for the second quarter of 2014. Also contributing to the increase in the provision for loan and lease losses was the recording of provision on previously acquired revolving loans that were renewed. For the second quarter of 2015, $X million of the provision for loan and lease losses related to previously acquired loans that were not purchased credit impaired. For the second quarter of 2014, $3.0 million of the provision related to previously acquired loans that were not purchased credit impaired. The increase in the provision relating to new originations was slightly offset by the decrease in the credit factors used in the calculation of the allowance for loan and lease losses due to the improving credit quality of the portfolio. The economy in the Pacific Northwest has improved causing the risk ratings of many of our borrowers to improve as well as the value of the underlying collateral for real estate collateral loans to improve over past quarters.

In addition, the following additional disclosure will be added, as applicable, to explain the fluctuations in the allocation for loan and lease losses composition table:

The allowance allocated to the commercial category increased in 2014 as compared to 2013 due primarily to the increased volume of leases originated by FinPac and the additional allowance on the new leases given the increased risk of loss in that portfolio compared to other commercial loans. The percentage of commercial as compared to total loans decreased due to the overall increase in all loan categories from the Sterling merger. As no allowance is brought over with the loan balances at the time of acquisition, the allocation as compared to the percentage of loans by category has unusual variations.

Asset Quality and Non-Performing Assets, page 46

2. Given the significant impact the acquisition of Sterling Financial Corporation has had on your credit metrics and trends, please revise future filings to discuss the following:

a. How your accounting for acquired loans impacts your credit ratios, metrics and trends. Specifically identify the credit ratios, metrics and trends most impacted (e.g.

the allowance for credit losses as a percentage of loans, etc.) and discuss the comparability between periods and with other institutions.

b. Clearly disclose how you classify acquired loans as non-accrual, impaired, loans greater than 90 days and accruing, or as a trouble debt restructuring immediately after acquisition. For example, discuss if loans on non-accrual status at the time of acquisition continue to be disclosed as non-accrual loans in your disclosures.

Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

RESPONSE: We intend to add the following disclosure in future periods under the non-performing assets table, as applicable, relating to the various credit ratios.

For comment 2 a:
Under acquisition accounting rules, loans (including those considered non-performing) acquired from Sterling were recorded at their estimated fair value. The Company recognized the loan portfolio acquired from Sterling at fair value as of acquisition date, which resulted in a discount to the loan portfolio's previous carrying value. Neither the credit portion nor any other portion of the fair value mark is reflected in the reported allowance for loan losses, or related allowance coverage ratios, but we believe should be considered when comparing the current quarter ratios to similar ratios in periods prior to the acquisition of Sterling. Non-performing loans and leases to total loans and leases have declined from periods prior to the acquisition of Sterling due to the impact of the purchase credit impaired loans not being included in non-performing loans, however, these acquired loans are included in the total loans and leases. In addition, the allowance for credit loss ratios have declined from periods prior to the acquisition of Sterling due to the acquired loans being included in total loans and leases, but not having a related allowance due to the application of the credit discount.

The purchased non-credit impaired loans had remaining credit discount that will accrete into interest income over the life of the loans of $X million and $Y million, as of June 30, 2015 and 2014, respectively. The purchased credit impaired loan pools had remaining discount of $X million and $Y million, as of June 30, 2015 and 2014, respectively.

For comment 2b:
Loans acquired with significant deteriorated credit quality are accounted for as purchased credit impaired pools.  Typically this would include loans that were considered non-performing or restructured as of acquisition date. Accordingly, subsequent to acquisition, loans included in the purchased credit impaired pools are not reported as non-performing loans based upon their individual performance status, so the categories of nonaccrual, impaired and 90 day past due and accruing do not include any purchased credit impaired loans.

Financial Statements

Note 1 –Significant Accounting Policies – Acquired Loans and Leases, page 68

3. We note your disclosure that the purchased impaired loan portfolio also includes revolving lines of credit with funded and unfunded commitments. Please clarify for us if these loans are accounted for under ASC 310-30 and, if so, how you considered the guidance in ASC 310-30-15-2.f.

RESPONSE: Consistent with our comment letter response to the Staff on May 20, 2011, we have applied the guidance under ASC 310-30 by analogy to some acquired revolving lines of credit that had significant credit deterioration.  The acquired portion, representing principal outstanding at the date of acquisition, is accounted for using the guidance in ASC 310-30.  In some situations there have been subsequent draws on these revolving lines of credit, in which cases the subsequent draws are effectively accounted for as a new loan and are accounted for using guidance in ASC 310-20, resulting in a hybrid accounting for the overall line of credit.
Our disclosure currently reads as follows:
The purchased impaired loan portfolio also includes revolving lines of credit with funded and unfunded commitments. Balances outstanding at the time of acquisition are accounted for as purchased impaired. Any additional advances on these loans subsequent to the acquisition date are not accounted for as purchased impaired.
We will revise our disclosure to the following to clarify our treatment of these loans:
The purchased impaired loan portfolio also includes revolving lines of credit with funded and unfunded commitments. The funded portion of these loans, representing the balances outstanding at the time of acquisition, are accounted for as purchased impaired. The unfunded portion of these loans as of acquisition date as well as any additional advances on these loans subsequent to the acquisition date are not classified as purchased impaired, and are accounted for similar to newly originated loans.

4. We note your disclosure that for purchased non-impaired loans, the difference between the fair value and unpaid principal balance of the loan at the acquisition date is amortized or accreted to interest income over the life of the loans. Please revise future filings to disclose whether you amortize or accrete this amount based on contractual cash flows or expected cash flows and your method to amortize or accrete the difference (e.g. straight line). If you use expected cash flows, please disclose the information required by ASC 310-30-50-2 separately from your disclosure of this information for finance receivable accounted for under ASC 310-30.

Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

RESPONSE: Our purchased non-impaired loans were accounted for using the relevant guidance in ASC 310-20.  At the time of acquisition, the discount or premium associated with the purchase of these loans was determined based on the fair value of the loans, which included consideration of expected cash flows.  The discount or premium associated with these loans is subsequently accreted or amortized to interest income using the effective interest method over the remaining period to contractual maturity.  As these purchased non-impaired loans are accounted for under ASC 310-20 and not ASC 310-30, and the subsequent measurement of such loans is based on contractual events rather than expected cash flows, we do not feel the required disclosures under ASC 310-30-50-2 are relevant for this portfolio of loans.  Rather, we will enhance our disclosure as follows:
Our disclosure at pages 68 to 69 of the 10-K currently reads as follows:
Purchased loans and leases are recorded at their fair value at the acquisition date. Credit discounts are included in the determination of fair value; therefore, an allowance for loan and lease losses is not recorded at the acquisition date. Acquired loans are evaluated upon acquisition and classified as either purchased impaired or purchased non-impaired.  […]
For purchased non-impaired loans, the difference between the fair value and unpaid principal balance of the loan at the acquisition date is amortized or accreted to interest income over the life of the loans.
We will revise our disclosure to the following to clarify our treatment of these loans:
For purchased non-impaired loans, the difference between the fair value and unpaid principal balance of the loan at the acquisition date is accreted or amortized to interest income using the effective interest method over the remaining period to contractual maturity.
Note 6 –Allowance for Loan and Lease Loss and Credit Quality, page 87
5. Please revise future filings to disclose the information required by ASC 310-30-50-2.b.1 related to your purchased impaired loans or tell us where this information is disclosed. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.
RESPONSE: We acknowledge the Staff’s comment and confirm that the Company will expand the existing disclosure in its future filings, beginning with our June 30, 2015 Form 10-Q as follows:
Provision expense includes amounts related to subsequent deterioration of purchased impaired loans and was $X and $X for the three and six months ended June 30, 2015, respectively, and $199,000 and $1.0 million for the three and six months ended June 30, 2014, respectively.
The valuation allowance on purchase impaired loans was reduced by recaptured provision of $X and $X million for the three and six months ended June 30, 2015, respectively, and $873,000 and $1.3 million for the three and six months ended June 30, 2014, respectively.

Umpqua Holdings Corporation believes the responses provided above address the staff's comments, and further acknowledges that:

○	Umpqua is responsible for the adequacy and accuracy of the disclosure in the Filing;

○	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filing; and

○	Umpqua Holdings Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing have been responsive to the Staff’s comments. If you have any questions regarding the foregoing, please do not hesitate to contact Neal McLaughlin at (503) 727-4224 or Ronald Farnsworth at (503) 727-4108.

Respectfully,

/s/ Neal McLaughlin

Neal McLaughlin
Executive Vice President/Treasurer
Umpqua Holdings Corporation

June 26, 2015